PIF/Cornerstone

                  PIF/CORNERSTONE MINISTRIES INVESTMENTS, INC.

MAIL STOP 0409

                                                               December 21, 2001

Karen J. Garnett, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission

Washington, D.C. 20549

                               Re: PIF/Cornerstone Ministries Investments, Inc.
                                   Registration No. 333-93475, Form SB-2

Dear Ms. Garnett:

     PIF/Cornerstone Ministries Investments, Inc. requests withdrawal of its Post-Effective Amendment No. 2 to Registration No. 333-93475, Form SB-2. This amendment was filed October 24, 2001.

     The amendment included additional securities to be registered. We are filing a separate registration statement for the purpose of registering those securities.

     Thank you for your consideration.

                                    Very truly yours,
                                    PIF/Cornerstone Ministries Investments, Inc.


                                    By: /S/CECIL A. BROOKS
                                        ----------------------------------------
                                        Cecil A. Brooks, Chairman, President
                                          and Chief Executive Officer

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